Writer’s Direct Dial: (212) 225-2434
E-Mail: caustin@cgsh.com

September 24, 2010

BY EDGAR

Mr. Evan S. Jacobson
Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cogent, Inc. Schedule TO-T filed on September 10, 2010 As Amended on September 16, 2010 Filed by 3M Company and Ventura Acquisition Corp. File No. 005-80576

Dear Mr. Jacobson:

We write on behalf of 3M Company (“3M”) and Ventura Acquisition Corporation, a wholly-owned subsidiary of 3M (“Purchaser”), in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 20, 2010 (the “Comment Letter”) setting out comments with respect to the Schedule TO-T, filed with the Commission on September 10, 2010, and amended on September 16, 2010 (as so amended, the “Schedule TO”), relating to 3M’s proposed acquisition of Cogent, Inc. (“Cogent”). In connection with this response to the Comment Letter, 3M and Purchaser are filing with the Commission Amendment No. 2 to the Schedule TO.

Set forth below is the response of 3M and Purchaser to each comment contained in the Comment Letter.  For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses.  Capitalized terms used but not defined herein are used as defined in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO-T filed with the Commission on September 10, 2010.

Schedule TO-T

1.                                       We note management’s entry into retention agreements and that the tender offer appears to trigger the Rule 13e-3 specified effects.  See Rule 13e-3(a)(3)(ii). Please revise your disclosure to describe the negotiations of the retention agreements and provide us with a brief legal analysis as to why Rule 13e-3 was deemed inapplicable to this transaction.  Refer to Questions 201.01 and 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Response: The disclosure on page 21 of the Offer to Purchase has been revised in response to the Staff’s comment.

3M and Purchaser considered the applicability of Rule 13e-3 to the Offer and Merger (together, the “Transaction”) prior to the initial filing of the Schedule TO and do not believe that Rule 13e-3 is applicable to the Transaction.  We considered, among other things, the Staff’s guidance in Compliance and Disclosure Interpretations 201.01 and 201.05.

Rule 13e-3 defines a “Rule 13e-3 transaction” as a purchase of an equity security, or tender offer for any equity security, made by the issuer of such security of by an affiliate of such issuer.  The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  Based on the analysis below, and taking into consideration the factors referred to in the Compliance and Disclosure Interpretions, we do not believe the facts and circumstances related to the Transaction lead to the conclusion that either 3M or Purchaser are affiliates of Cogent or that any of Cogent executives that are parties to a Retention Agreement (the “Covered Executives”) are affiliates of Cogent “engaged” in the Transaction such that Rule 13e-3 would be applicable to the Transaction.

According to the response to Compliance and Disclosure Interpretation 201.01, factors that should be considered when determining whether a requirement to file a Schedule 13E-3 exists include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror and the representation of management on the board of the acquiror.”  Each Retention Agreement (i) provides for payment of a reasonable and customary retention bonus over a two year period (and assuming the Covered Executive remains employed on each payment date) and, except for the modest changes described in the Offer to Purchase for Mr. Kim, does not otherwise modify the Covered Executive’s current employment arrangements, (ii) does not contemplate equity participation in 3M and (iii) does not contemplate representation on 3M’s board.  In addition, 3M has no current plans to provide the Covered Executives with equity participation that is out of the ordinary course for similarly situated 3M employees or to appoint any of the Covered Executives to its board.

In addition, according to Compliance and Disclosure Interpretation 201.05, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”  In this regard, we note that none of those circumstances will be present with respect to Cogent management after completion of the Transaction.

Exhibit 99(A)(1)(A): Offer to Purchase

Terms of the Offer, page 3

2.                                       We note your statement on page 4 that any extension or amendment of the offer, waiver of a condition of the offer, delay in acceptance for payment or payment or termination of the offer will be followed, as promptly as practicable, by public announcement thereof.  Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Response: The disclosure on page 4 of the Offer to Purchase has been revised in response to the Staff’s comment.

Acceptance for Payment and Payment for Shares, page 5

3.                                       On page 6, you state that you reserve the right to transfer or assign the right to purchase shares in the offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in the offer must be included as a bidder in the offer.  Including additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Response: 3M confirms its understanding that any entity to which the bidders assign the right to purchase shares in the Offer must be included as a bidder in the Offer.  Further, we acknowledge on behalf of 3M that any material change in the Offer may require the dissemination of additional offer materials and an extension of the term of the Offer.

Procedures for Tendering Shares, page 6

Determination of Validity, page 8

4.                                       We note your statement on page 8 that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be “final and binding.”  We note similar disclosure in the first sentence of the second full paragraph on page 9.  Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

Response:  The relevant statements on pages 8 and 9 of the Offer to Purchase have been revised in response to the Staff’s comments.

Certain Information Concerning Cogent, page 14

Prospective Financial Information, page 15

5.                                       We note that you have included non-GAAP financial measures in the prospective financial information.  Please revise to provide the disclosure required by Rule 100 of Regulation G.  Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response:  Although we respectfully submit that Rule 100 of Regulation G does not require additional disclosure with respect to the financial projections in the Offer to Purchase (since the Offer is not by or on behalf of Cogent), Cogent has prepared the additional disclosure with respect to such financial projections required by Regulation G and provided such additional disclosure to 3M.  As a result, the disclosure with respect to the prospective financial information has been revised in response to the Staff’s comment and to include the prospective financial information for 2014 and 2015.

Background of the Offer; Contacts with Cogent, page 18

6.                                       We note your disclosure on page 21 that from August 24 to August 29, 2010, representatives of 3M held direct discussions with seven of eight senior Cogent employees regarding retention and incentive arrangements and by the morning of August 29, 2010, 3M and each of Cogent’s eight key employees had agreed to the retention and incentive agreements.  We refer you to Exchange Act Rule 14d-10(a)(2).  Referencing Rule 14d-10(d)(1) and/or 14d-10(d)(2), please explain supplementally how the compensatory arrangements negotiated between the executive officers and the bidders comply with the “best price” provisions of Rule 14d-10(a)(2).

Response:  In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that have been or may be tendered into the Offer by executive officers of Cogent.

Rule 14d-10(d)(1) states that Rule 14d-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company”, where the amount payable under the arrangement:

•                  “is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

•                  is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.”

The Retention Agreements with the Covered Executives have been adopted for the purpose of ensuring the retention of the Covered Executives following the consummation of the Offer and the Merger.  3M believes the continued availability of the Covered Executives is an important element of successfully integrating Cogent’s business with 3M.  3M confirms that the amounts payable under the Retention Agreements will be paid or granted as compensation “for future services to be performed, or future services to be refrained from performing, by the Covered Executives (and matters incidental to those services)”.

We further note that 3M has been advised by Cogent that the Retention Agreements have been approved by the Compensation Committee of Cogent’s Board of Directors, in accordance the requirements of the safe harbor available under Rule 14d-10(d)(2).  The Compensation Committee was aware of the Offer at the time it approved the Retention Agreements and, in approving the Retention Agreements, determined that the Retention Agreements met the requirements of Rule 14d-10(d)(1).

Source and Amount of Funds, page 34

7.                                       We note your disclosure that 3M will provide Purchaser with sufficient funds to pay for all shares accepted for payment in the offer or to be acquired in the merger.  Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state.  See Item 1007(b) of Regulation M-A.

8.                                       You state that you expect to fund the offer through a loan from 3M to Purchaser.  Please revise to provide disclosure pursuant to Item 1007(d) of Regulation M-A for the intercompany loan.  In addition, file the loan agreement as an exhibit.  See Item 1016(b) of Regulation M-A.

Response: The disclosure on page 34 of the Offer to Purchase has been revised in response to the Staff’s comments and to reflect the possibility that funds may be provided by 3M to Purchaser as a capital contribution.  We also note that, in accordance with its normal practice, intercompany loans by 3M to its wholly owned subsidiaries are not documented with a loan agreement but instead are noted in 3M’s internal books and records.

Conditions of the Offer, page 35

9.                                       A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  Please revise condition (iii)(E) to include an objective standard, such as a standard of reasonableness, against which the offeror’s discretion may be judged.

Response: We respectfully submit that the current language on page 36 of the Offer to Purchase provides that the Purchaser is required to use its “reasonable” judgment when deciding whether to proceed with the acceptance for payment or payment for the Shares.  In response to the Staff’s comment, the disclosure on page 36 of the Offer to Purchase has been revised to introduce additional space, thereby making it clear that the proviso following the semicolon in subsection G applies to each of the preceding subsections A through G.

10.                                 The first sentence of the paragraph on page 36 following the specified conditions states that the foregoing conditions are for your sole benefit and may be waived by you in whole or in part at any time and from time to time.  In addition, the last sentence of the paragraph states that each offer condition shall be deemed an ongoing right which may be asserted at any time and from time to time.  Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “at any time and from time to time.”  That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time.

Response:  The disclosure on page 36 of the Offer to Purchase has been revised in response to the Staff’s comment.  You will note that the revised disclosure provides that any condition must be asserted or waived prior to acceptance for payment of Shares, rather than expiration of the Offer.  We respectfully submit that this approach is consistent with both the terms of the Merger Agreement (which were negotiated at arms length with Cogent) and the Commission’s regulations relating to the satisfaction of conditions to tender offers and the payment for shares tendered pursuant to tender offers (and the Commission’s published interpretations of those regulations).  In particular, Rule 14e-1(c) requires that Purchaser pay the consideration offered or return the tendered shares promptly after the termination or withdrawal of the Offer.  Rule 14e-1(d) provides that Purchaser may not extend the Offer without making a public announcement of such extension no later than 9 a.m. Eastern time on the next business day after the previously scheduled expiration date of the Offer.  The Offer to Purchase discloses Purchaser’s intention to comply with those regulations and we are not aware of any regulation of the Commission (or interpretation thereof) that requires conditions to be asserted or waived on or before expiration of the Offer.

11.                                 The third sentence of the paragraph on page 36 following the specified conditions states that the foregoing conditions shall be in addition to, and not a limitation of your rights to extend, terminate and/or modify the offer pursuant to the terms and conditions of the merger agreement.  This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase.  Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase.  Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

Response:  There are no conditions to the Offer other than those set forth in the Offer to Purchase.  The disclosure on page 36 of the Offer to Purchase has been revised in response to the Staff’s comment.  With respect to the last sentence of the comment, we respectfully note that the Offer to Purchase provides on page 4 that any “termination of the Offer will be followed, as promptly as practicable, by the public announcement thereof” and that “we currently intend to make announcements by a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the SEC.”

12.                                 The last sentence of the paragraph on page 36 following the specified offer conditions discusses your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s).  As you acknowledge on page 4, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, however, as the language on page 36 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response: 3M hereby confirms its understanding that consummating the Offer at a time when a condition is triggered would constitute a waiver of that triggered condition. We further acknowledge on behalf of 3M that if any condition to the Offer is waived, applicable rules promulgated under the Securities Exchange Act of 1934, as amended, may require that the Offer be extended to the extent that the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

13.                                 When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Although you acknowledge this to an extent on page 4, please confirm your understanding in your response letter.

Response: 3M hereby confirms its understanding that if an Offer condition is triggered by events that occur during the Offer period, Purchaser will inform holders of Shares how it intends to proceed promptly, rather than waiting until the expiration of the Offer, unless the condition is one where satisfaction of the condition may be determined only on expiration of the Offer.

*                              *                              *                              *

3M acknowledges and confirms for itself, and on behalf of Purchaser, that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (212) 225-2434.

Very truly yours,

Christopher E. Austin

cc:	Gregg M. Larson
Carol A. Peterson
Kimberly F. Price